FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 15, 2009	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: May 18, 2009

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

SECOND QUARTER 2009 RESULTS

Net Revenues Doubled YoY to US$6.8 million

Total Online Course Enrollment Grew 72.6% YoY to 197,000

BEIJING, China, May 15, 2009 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the second quarter of fiscal year 2009 ended on March 31, 2009.

Second Quarter Fiscal 2009 Business and Financial Highlights:

•	Total online course enrollments exceeded 197,000, an increase of 72.6% from the second quarter of fiscal 2008.

•	Net revenues increased 99.3% over the second quarter of fiscal 2008 to US$6.8 million.

•

Gross profit increased 53.2% over the second quarter of fiscal 2008 to US$3.3 million. Non-GAAP gross profit excluding share-based compensation charge was US$3.9 million, an increase of 80.0% over the same period of fiscal 2008.

•

Gross profit margin was 48.8%, compared to 63.5% in the second quarter of fiscal 2008. Non-GAAP gross margin excluding share-based compensation charge was 57.4%, compared to 63.5% in the same period of fiscal 2008.

•	Net income was US$0.3 million, compared to US$0.7 million in the second quarter of fiscal 2008.

•

Non-GAAP net income excluding share-based compensation was US$1.4 million, an increase of 85.0% as compared to US$0.7 million in the second quarter of fiscal 2008. Non-GAAP net income margin for the second quarter of fiscal 2009 excluding the impact of share-based compensation was 20.0% as compared to 21.6% in the same period of 2008.[1]

•

Basic and diluted net income per American Depositary Share (“ADS”) was US$0.01 and US$0.01, respectively, compared to basic and diluted net income per ADS of US$0.01 and US$0.01, respectively, for the second quarter of fiscal 2008. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP net income per ADS excluding share-based compensation charge and the effect of Series A convertible contingently redeemable preferred shares (“Series A shares”) were US$0.04 and US$0.04, compared to basic and diluted non-GAAP net income per ADS of US$0.03 and US$0.03, respectively, for the second quarter of fiscal 2008.

•	Deferred revenue and refundable fees balance maintained at US$9.6 million, as elite class revenue of CPA Qualification Examination and healthcare has been recognized during the quarter.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report another quarter of solid financial results. Our performance further demonstrates the resilient nature of the education industry in China and the strength of our professional education business model and growth strategy, which is allowing the Company to deliver sustainable growth throughout the economic cycle.”

Mr. Zhu continued, “The sustained growth in enrollments in both accounting and non-accounting subjects demonstrates our ability to replicate our successful accounting model to other subject and course offerings. The strong acceptance of our premium classes has also proven our diversified pricing and marketing strategies, which have helped to maintain our average selling-price (ASP) level.

“The non-cyclical nature of the education industry has shielded us thus far from experiencing any significant adverse impact from the soft economic environment. While the half-price promotion launched in the previous quarters was expected to have pressure on ASPs of the affected courses, it has helped expand our student base and our market share.

“We are confident that our focused growth strategy and competitive advantages, including a well recognized brand name, diversified and high quality course offerings, superior services and a strong technology platform, will continue to position our business to maintain strong growth as we capitalize on the immense opportunities in the education market in China” Mr. Zhu concluded.

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “As a result of continued demand for our existing course offerings, we were able to deliver strong revenue growth during the quarter, despite the fact that our self-taught courses have not yet made a substantial contribution.

“As part of our strategy to further bolster our market position and to improve service quality, we continued to invest in strengthening our sales, teaching services, tutoring and technical support, and general customer services during the period by further expanding our headcount and office space. While this impacted our margins in the quarter, we believe these efforts are necessary to support our continued growth and will allow us to strengthen our market position moving forward. In addition, the newly acquired Yucai contributed an additional US$0.3 million of cost and expenses for the quarter.”

Fiscal Second Quarter 2009 Unaudited Financial Results

Net Revenues. Total net revenues for the second quarter of fiscal 2009 were US$6.8 million, representing a year-over-year increase of 99.3% from US$3.4 million in the second quarter of fiscal 2008.

Online education services net revenues for the second quarter of fiscal 2009 were US$5.4 million, an increase of 71.6% from the second quarter of fiscal 2008. The increase was primarily driven by robust enrollment growth in most of our business lines as total enrollments grew to approximately 197,000 from 114,000 in the second quarter of fiscal 2008. Elite class revenue recognized in the quarter amounted to US$1.3 million, an increase of 76.0% compared with the second quarter of fiscal 2008.

The Company’s complementary businesses achieved exceptional growth in revenue for the second quarter of fiscal 2009. Revenue from books and reference materials sales increased by 181.9% to US$0.6 million for the second quarter of fiscal 2009. Other revenues, primarily comprised of platform production and related services, course production services, and magazine content production services reached US$0.8 million for the second quarter of fiscal 2009 from a negligible amount in the corresponding period of last year.

Cost of Sales. Cost of sales for the second quarter of fiscal 2009 was US$3.5 million, an increase of 179.7% year-over-year and a 37.7% sequential increase over the first quarter of fiscal 2009. Excluding share-based compensation (non-GAAP), cost of sales for the second quarter of fiscal 2009 was US$2.9 million, an increase of 133.1% year-over-year and an increase of 39.7% over the first quarter of fiscal 2009. The increase in cost of sales was primarily due to increased salaries and welfare expenses, rental and utilities expenses as we continued to add more personnel and increased rental space to accommodate the increased headcount, costs from the newly acquired Yucai, and the increased share-based compensation charge in the quarter. Cost of books and reference materials also increased in proportion with the increase in sales.

Gross Profit and Gross Margin. Gross profit for the second quarter of fiscal 2009 was US$3.3 million, representing a 53.2% increase from US$2.2 million in the same period last year. Excluding share-based compensation, non-GAAP gross profit was US$3.9 million, an increase of 80.0% year-over-year. Gross margin for the second quarter of fiscal 2009 decreased to 48.8% from 63.5% in the second quarter of fiscal 2008. Excluding share-based compensation, the non-GAAP gross margin for the second quarter of fiscal 2009 was 57.4%, compared to 63.5% in the same period of 2008. The decrease in gross margin was primarily due to the lower margin books and reference materials revenue, expenses related to the newly acquired Yucai, personnel cost and rental and utilities expenses as the Company expanded its office space to accommodate increased headcount.

Operating Expenses. Total operating expenses for the second quarter of fiscal 2009 were US$3.3 million, an increase of 176.1% year-over-year and a decrease of 2.6% over the first quarter of fiscal 2009. Excluding share-based compensation (non-GAAP), operating expenses were US$2.8 million, representing a year-over-year increase of 133.5% and a sequential decrease of 4.2%.

Selling expenses amounted to US$1.6 million for the second quarter of fiscal 2009, representing a 272.6% increase year-over-year and a 22.0% sequential quarter-over-quarter increase. Excluding share-based compensation (non-GAAP), selling expenses were US$1.5 million, representing a 247.0% year-over-year increase and a 23.2% sequential increase. The increase in selling expenses was primarily due to increased headcount in the customer service and sales departments as the Company further strengthened the internal sales team, increased advertising and promotional activities, and increased commissions to its online agents.

General and administrative expenses were US$1.7 million in the second quarter of fiscal 2009, representing a 122.0% year-over-year increase and a 18.2% sequential quarter-over-quarter decline. Excluding share-based compensation charge (non-GAAP), general and administrative expenses were US$1.3 million, an increase of 69.9% year-over-year and a decrease of 23.6% compared to the first quarter of fiscal 2009. The year-over-year increase was primarily the result of increased headcount and additional expenses associated with being a US public company.

Income Tax Expense. Income tax expense for the second quarter of fiscal 2009 was US$0.23 million, compared with US$0.17 million in the same period last year.

Net Income. Net income was US$0.3 million for the second quarter of fiscal 2009, compared to US$0.7 million in the same period of 2008. Excluding share-based compensation, non-GAAP net income for the second quarter of fiscal 2009 was US$1.4 million, compared to US$0.7 million in the corresponding quarter in 2008 and the newly acquired Yucai contributed to a reduction in net income by US$0.2 million.

Operating Cash Flow. Net operating cash flow for the second quarter of fiscal 2009 was US$1.0 million, a decrease of 3.3% over the same period last year primarily due to the negative changes in working capital.

Cash and Cash Equivalents. Cash and cash equivalents as of March 31, 2009 decreased to US$61.4 million from US$64.4 million as of December 31, 2008. This decrease was mainly due to the Yucai acquisition, capital expenditure for the purchase of electronic equipment and intangible assets, and the repurchase of our ADSs from the open market in the amount of US$2.4 million, US$0.8 million and US$1.0 million, respectively, despite US$1.0 million generated from operating cash flow.

Third Quarter Fiscal 2009 Guidance — Due to the seasonality of our business, we typically experience fluctuations in our results. As such, CDEL expects to generate total net revenues for the third quarter of fiscal 2009 in the range of US$7 million to US$8 million, as compared to net revenues of US$4.6 million in the third quarter of fiscal 2008. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing) on Monday, May 18, 2009 to discuss its fiscal second quarter 2009 financial results and recent business activities. The conference call may be accessed by calling +1 866 519 4004 (US), 800 933 053 (Hong Kong), 800 819 0121 (China), or 0 808 234 6646 (UK). A telephone replay will be available shortly after the call until May 25, 2009 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South) or 0 800 731 7846 (UK). Pass code 97553376.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at:

http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of the fiscal year 2009 and quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the US Securities and Exchange Commission, or SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and growth strategies; its future prospects and market acceptance of its online courses and other products and services; its future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; its plans to expand and enhance its online courses and other products and services; competition in the online education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the effect of Series A Shares. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP to non-GAAP measures” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except basic and diluted earnings per ADS and per share excluding share-based compensation expenses, and the effect of Series A shares. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

China Distance Education Holdings Limited

Unaudited Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2008	March 31, 2009
	(audited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	66,223	61,427
Accounts receivable	715	1,690
Inventories	177	353
Prepayment and other current assets	1,469	3,127
Deferred tax assets, current portion	2,297	1,799
Deferred cost – current portion	448	1,309

Total current assets	71,329	69,705

Non-current assets:
Property, plant and equipment, net	7,089	8,136
Goodwill	5,278	5,724
Other intangible assets, net	1,390	4,524
Deposit for non-current assets	151	—
Deferred tax assets, non-current portion	89	255

Total non-current assets	13,997	18,639

Total assets	85,326	88,344

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities	2,983	2,912
Income tax payable	1,014	215
Deferred revenue, current portion	3,728	8,036
Refundable fees	4,688	1,445

Total current liabilities	12,413	12,608

Non-current liabilities:
Deferred revenue, non-current portion	163	116
Deferred tax liabilities, non-current portion	—	487

Total non-current liabilities	163	603

Total liabilities	12,576	13,211

Commitments and contingencies	—	—

Minority interest	—	2,064

Shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2008 and March 31, 2009, respectively; Authorized – 480,000,000 shares at September 30, 2008 and March 31, 2009; Issued and outstanding –141,897,737 and 140,522,137 shares at September 30, 2008 and March 31, 2009, respectively)	14	14
Additional paid-in capital	76,811	77,381
Foreign currency translation	1,717	1,678
Cumulative deficits	(5,792)	(6,004)

Total shareholders’ equity	72,750	73,069

Total liabilities and shareholders’ equity	85,326	88,344

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2008	2009
Sales, net of business tax, value-added tax and related surcharges:
Online education services	3,166	5,434
Books and reference materials	201	561
Others	22	757

Total net revenues	3,389	6,752

Cost of sales
Cost of services	(1,134)	(3,166)
Cost of tangible goods sold	(101)	(288)

Total cost of sales	(1,235)	(3,454)

Gross profit	2,154	3,298

Operating expenses
Selling expenses	(432)	(1,608)
General and administrative expenses	(769)	(1,707)

Total operating expenses	(1,201)	(3,315)
Other operating income	—	292

Operating income	953	275

Interest income	14	177
Interest expense	(8)	—
Exchange loss	(16)	(4)
Equity in loss of an affiliated company	(40)	—

Income before income taxes	903	448
Income tax expense	(172)	(227)
Minority interest, net of taxes	—	43

Net income	731	264
Accretion of Series A convertible contingently redeemable preferred shares to redemption amount and accretion of beneficial conversion feature of Series A convertible contingently redeemable preferred shares	(398)	—

Net income attributable to ordinary shareholders	333	264

Earnings per share
Basic	0.00	0.00
Diluted	0.00	0.00

Earnings per ADS
Basic	0.01	0.01
Diluted	0.01	0.01

Weighted average number of ordinary shares outstanding:
Basic and diluted shares	91,877,000	140,846,061

China Distance Education Holdings Limited

Reconciliation of GAAP to non-GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2008	2009
	(Unaudited)	(Unaudited)
Cost of sales	1,235	3,454
Share-based compensation expense in cost of sales	—	575
Non-GAAP cost of sales	1,235	2,879

Selling expenses	432	1,608
Share-based compensation expense in selling expenses	—	111
Non-GAAP selling expenses	432	1,497

General and administrative expenses	769	1,707
Share-based compensation expense in general and administrative expenses	—	400
Non-GAAP general and administrative expenses	769	1,307

Gross profit	2,154	3,298
Share-based compensation expenses	—	575
Non-GAAP gross profit	2,154	3,873

Gross profit margin	63.5%	48.8%
Non-GAAP gross profit margin	63.5%	57.4%

Operating income	953	275
Share-based compensation expenses	—	1,086
Non-GAAP operating income	953	1,361

Operating margin	28.1%	4.1%
Non-GAAP operating margin	28.1%	20.2%

Net income	731	264
Share-based compensation expense	—	1,086
Non-GAAP net income	731	1,350

Net income margin	21.6%	3.9%
Non-GAAP net income margin	21.6%	20.0%

Earnings per share—basic	0.00	0.00
Earnings per share—diluted	0.00	0.00
Non-GAAP earnings per share—basic	0.01	0.01
Non-GAAP earnings per share—diluted	0.01	0.01

Earnings per ADS—basic (note 1)	0.01	0.01
Earnings per ADS—diluted (note 1)	0.01	0.01
Non-GAAP earnings per ADS—basic (note 1)	0.03	0.04
Non-GAAP earnings per ADS—diluted (note 1)	0.03	0.04

Weighted average shares used in calculating basic earnings per share	91,877,000	140,846,061
Weighted average shares used in calculating diluted earnings per share	91,877,000	140,846,061
Weighted average shares used in calculating basic non-GAAP earnings per share	91,877,000	140,846,061
Weighted average shares used in calculating diluted non-GAAP earnings per share	91,877,000	140,846,061

Note 1: Each ADS represents four ordinary shares.